February 2, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vallon Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-249636) (the “Registration Statement”)

Dear Ladies and Gentlemen:

The Company hereby requests the withdrawal of the acceleration request for the above-referenced Registration Statement on Form S-1, submitted on February 1, 2021, which included the incorrect date of effectiveness (the “Prior Acceleration Request”), and requests that such Prior Acceleration Request be superseded by this submission. Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, February 4, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905. Please also call Faith L. Charles as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely,

VALLON PHARMACEUTICALS, INC.

By:	/s/ David Baker
Name:	David Baker
Title:	Chief Executive Officer

cc:	Faith L. Charles, Thompson Hine LLP